300 E. Sonterra Blvd.
Suite 1220
San Antonio, Texas 78258

July 25, 2013

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:         Starboard Resources, Inc.
Registration Statement on Form 10
File No. 0-54967

Dear Mr. Schwall:

Starboard Resources, Inc. (“Starboard”) hereby responds to the staff’s comments in the letter to Michael Pawelek on the Form 10 registration statement dated July 3, 2013.  The Company has filed its First Amendment to its Form 10 Registration Statement as of the date of this letter and all references to page numbers in the comment responses are references to page numbers in the First Amendment to its Form 10 Registration Statement.

Comment No. 1 – General - The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See section 12(g)(1) of the Exchange Act. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. To the extent that this is a voluntary filing, you may withdraw the filing prior to the sixtieth day so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

Response:  Starboard acknowledges this requirement.

Comment No. 2 - General - It appears that you may qualify as a smaller reporting company under Item 10(f) of Regulation S-K. Please consider describing the extent to which any exemptions under the Jumpstart our Business Startups Act are available to you as a smaller reporting company. In addition, please tell us why you have not indicated on the cover page that you are a smaller reporting company.

Response:  Starboard has designated itself to be a smaller reporting company on the title page of filed its First Amendment to its Form 10 Registration Statement filed contemporaneously herewith.

Comment No. 3 - General - Please revise your signature page to reflect your exact name as specified in you charter documents and as reflected on the cover page of the registration statement. In that regard, we note that your signature page makes reference to “Starboard Energy LLC”.

Response:  Starboard has corrected this typo on page 91 of its filed its First Amendment to its Form 10 Registration Statement filed contemporaneously herewith.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
July 25, 2013

Comment No. 4 - General - Please provide your analysis regarding whether Gregory Imbruce is deemed to be a “promoter” of the registrant. Please refer to the definition of “promoter” set forth in Securities Act Rule 405. If you determine that Mr. Imbruce would be deemed a promoter, please provide all the related disclosure with respect to Mr. Imbruce that would be required by Form 10, including the information required by Items 401(g) and 404(C) of Regulation S-K.

Response:  Starboard has designated Mr. Imbruce as a “Promoter” under Securities Act Rule 405 and provided relevant disclosure, including information required by Items 401(g) and 404(c) of Regulation S-K.  These new disclosures are provided on pages 66 through 68 of Starboard’s First Amendment to its Form 10 Registration Statement filed contemporaneously herewith.

Comment 5 - General - Please provide us with the petroleum engineering reports you used as the basis for your December 31, 2012 proved and unproved reserves disclosures at page 50 and in Exhibit 99.2. You may furnish these materials on digital media such as flash drive or compact disk. The report should include:
●
One-line recaps in spread sheet format for each property sorted by field within each proved and unproved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

●	Total company summary income forecast schedules for each proved and unproved reserve category with proved developed segregated into producing and non-producing properties;
●	Individual income forecasts for all the wells/locations in the proved developed, proved undeveloped, probable and possible categories; and
●
Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed, proved undeveloped, probable and possible categories (12 entities in all) as well as the AFE/capital cost inventory for each of the three PUD and six unproved properties. Include the distances between each proved and unproved undeveloped location and its analogy well(s). Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met. If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act. Please direct these engineering items to: U.S. Securities and Exchange Commission, 100 F Street NE, Washington, DC 20549-4628, Attn: Ronald M. Winfrey.

Response:  Starboard has confidentially submitted the requested information contemporaneously with this letter.

Comment 6 - General - To enhance investor understanding and to put into context the disclosure that follows, please disclose in this section more detailed information regarding the history of your organization. In that regard, we note the disclosure provided in note 1 to your financial statements at page F-8.

Response:  Starboard has updated its organizational history.  These additional disclosures are found on pages 1 and 2 of its First Amendment to its Form 10 Registration Statement filed contemporaneously herewith.

Comment 7 - General - Please revise your disclosure to explain the meaning of the terms “drill-to-production arbitrage opportunity” and “accretive bolt-on acquisition opportunities.”

Response:  Starboard has deleted the referenced phrases.  See page 2 of Starboard’s First Amendment to its Form 10 Registration Statement filed contemporaneously herewith.

Comment 8 - General - Here and at page 38 you refer to a reserves audit by your independent reservoir engineers while at page 14 you state “The reserve estimates are prepared by Forrest Garb & Associates, Inc.” Please revise your document here (and everywhere else that it is discussed) to disclose the process performed by your third party reserve engineers, i.e. estimated, audited or reviewed.

Response:  References throughout Starboard’s First Amendment to its Form 10 Registration Statement filed contemporaneously herewith have been revised to reference estimated reserves.

Comment 9 - Our Competitive Strengths, page 4 - You state “Within our oil-rich south Texas locations, we have identified 76 PUD, 28 probable undeveloped reserves locations, and 7 possible undeveloped reserves locations.” Please compare for us in spread sheet format the pre-drill and post-drill estimated ultimate recoveries for the PUD locations you drilled in 2011 and 2012. Explain any significant differences between EURs.

Response:  Starboard has confidentially submitted the requested information contemporaneously with this letter.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
July 25, 2013

Comment 10 - Our Competitive Strengths, page 4 - You state “The result of this investment was an increase in proven developed producing reserves from $15.4 million to $16.4 million.” Please clarify this with the appropriate reserve figures.

Response:  Starboard has revised this disclosure to include the relevant BOE producing reserves and to indicate that the dollar amount numbers are PV-10 numbers.  See page 3 of Starboard’s Form 10 Registration Statement filed contemporaneously herewith.

Comment 11 - Lawsuit Relating to Our Common Stock Shares, page 6 - Please revise your disclosure to provide all the information required by Item 103 of Regulation S-K with respect to the litigation described. In that regard, please disclose the date instituted, and a description of the factual basis alleged to underlie the proceedings.

Response:  Starboard has updated the litigation disclosures found on pages 6-7 and 79-81 of its First Amended Form 10 filed contemporaneously herewith to disclose information required by Item 103 of Regulation S-K and to disclose all remedies sought by Plaintiffs against Starboard.

Comment 12 - Lawsuit Relating to Our Common Stock Shares, page 6 - Please revise your disclosure to clarify the potential impact to the company of the reference litigation. For example, please clarify how the litigation could result in a significant change in control of your common stock ownership structure. In addition, you state at page 7 that the only relief sought against the company by the plaintiffs relates to the distribution of your common stock. However, this does not appear to be consistent with the requests of the plaintiffs in the third amended complaint filed as Exhibit 99.1.1. Please revise or advise.

Response:  Starboard has revised the litigation disclosures found on pages 6-7 and 79-81 of its First Amended Form 10 filed contemporaneously herewith to disclose the material limited partners of Giddings Oil & Gas LP, Hunton Energy Partners LP and Asym Energy Fund III, LP who may possibly receive Starboard common stock shares and exercise degrees of control over Starboard should the litigation result in a distribution of our common stock shares to the limited partners of the partnerships.

Comment 13 - Lawsuit Relating to Our Common Stock Shares, page 6 - We note your disclosure regarding the common stock ownership by certain of the plaintiffs. Please revise your filing to provide a brief description of the relationship of each of the other plaintiffs to the registrant. In addition, please provide a brief description of the relationship of each of the defendants to the registrant.

Response:  Starboard has revised the litigation disclosures found on pages 6-7 and 79-81 of its First Amended Form 10 filed contemporaneously herewith to disclose the material limited partners of Giddings Oil & Gas LP, Hunton Energy Partners LP and Asym Energy Fund III, LP who may possibly receive Starboard common stock shares and exercise degrees of control over Starboard should the litigation result in a distribution of our common stock shares to the limited partners of the partnerships.  This disclosure has also been revised to provide a description of the relation of the parties, including the defendants, to Starboard.

Comment 14 - Lawsuit Relating to Our Common Stock Shares, page 6 - Please clarify here and elsewhere that Giddings Oil & Gas LP, Hunton Energy Partners, LP and Asym Energy Fund III LP are under common control. We note your related disclosure in note 1 to your financial statements.

Response:  Starboard has revised its disclosure to state that Giddings Oil & Gas LP, Hunton Energy Partners, LP and Asym Energy Fund III LP are under common control.  This revised disclosure is found on page 8 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 15 - Securities Purchase and Exchange Agreement and Going Public Delay Fee, page 7 - We note that in connection with your discussion about the going public delay fee, you have included a statement that you made a confidential filing on Form 10 on May 13, 2013. However, it does not appear that such filing impacts your obligation to pay the going public delay fee. Please advise or revise.

Response:  Starboard has removed the reference to the confidential filing on Form 10 from its First Amended Form 10 filed contemporaneously herewith.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
July 25, 2013

Comment 16 - “Monetization” Agreement between Asym Capital III, LLC, page 7 - If known, please clarify the purpose and effect of the monetization agreement. In addition, please clarify your disclosure with respect to the events that would trigger dissolution of the referenced parties under the monetization agreement, and the effect that this would have on the registrant.

Response:  Starboard has revised the disclosure regarding the “monetization” agreement as to whether the agreement would trigger the dissolution of Giddings Oil & Gas LP, Hunton Energy Partners, LP and Asym Energy Fund III LP.  The revised disclosure is found on page 8 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 17 - “Monetization” Agreement between Asym Capital III, LLC, page 7 - We note your disclosure that the monetization agreement provides that upon “monetization” of the Starboard Resources equity, Asym Capital III LLC, Giddings Genpar LLC and Hunton Genpar LLC shall be “dissolved.” However, this does not appear to be consistent with the monetization agreement filed as Exhibit 4.2, which contemplates the dissolution of ASYM Energy Fund III LP, Giddings Oil & Gas LP, and Hunton Oil Partners LP. Please advise or revise.

Response:  Starboard has revised the disclosure on page 8 of its First Amended Form 10 filed contemporaneously herewith to reference the correct business entities.

Comment 18 - Summary Historical Consolidated and Unaudited Financial Data, page 8 - Your disclosure at page 8 suggests that your unaudited consolidated financial balance sheet at March 31, 2013 is not included in your filing. However, this does not appear to be consistent with the financial statements provided. Please revise.

Response:  Starboard has accordingly revised the relevant disclosure, now found on page 9 of its First Amended Form 10 filed contemporaneously herewith.

Comment 19 - Risk Factors, page 15 - We note your disclosure at page 7 and elsewhere that Giddings Oil & Gas LP and Asym Energy Fund III LP are the collective record owners of 70.9% of your outstanding common stock and that with Hunton Oil Partners LP are the collective record owners of 82.39% of your outstanding common stock. Please provide an appropriate risk factor to disclose the risks to any future investor in your common stock presented by the control that two and/or three holders of your common stock may have over your company. Please also discuss in this context the common control among such entities.

Response:  Starboard has added the referenced risk disclosure.  It is found on page 33 of Staboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 20 - Risk Factors, page 15 - We note your disclosure in your financial statement footnotes at page F-31 regarding your risk concentrations. Please add related disclosure in your Risk Factors section.

Response:  Starboard has added the referenced risk disclosure to page 22 of its First Amended Form 10 filed contemporaneously herewith.

Comment 21 - Our shareholder base is currently not stable, page 15 - Please expand your disclosure to include the dispute regarding control of your majority shareholders referenced at page 8.

Response: Starboard has revised its risk disclosure to include the dispute regarding the control of a majority of our shareholders.  The revised disclosure is found on pages 16-17 of our First Amended Form 10 filed contemporaneously herewith.

Comment 22 - If we are unable to comply with the restrictions and covenants, page 19 - Please revise your disclosure to reflect that your term loan credit agreement dated March 29, 2013 also requires compliance with restrictions and covenants.

Response: Starboard has revised its risk disclosure to reference the restrictions and covenants of both our of our credit facilities.  The revised disclosure is on pages 20-21 of our First Amended Form 10 filed contemporaneously herewith.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
July 25, 2013

Comment 23 - Quantitative and Qualitative Disclosures About Market Risk, page 32 - Please revise your disclosure to provide the information required by Item 305 of Regulation S-K for each of your market risks. It does not appear that you have included quantitative disclosures using one of the three prescribed methods.

Response:  Starboard has revised its disclosures regarding quantitative and qualitative disclosures about market risk to include quantitative disclosures.  Those disclosures are at the bottom of page 35 of our First Amended Form 10 filed contemporaneously herewith.

Comment 24 - Major Customers, page 33 - We note your inclusion of certain pipelines as major customers. We further note that 64% of your gas appears to be transported by Superior Pipeline. Please clarify your relationship with such pipelines and file any material contracts with them.

Response:  Starboard’s disclosure about major customers has been revised to include the terms of the agreements to which Starboard is a party.  The revised disclosure is on page 36 of our First Amended Form 10 filed contemporaneously herewith.

Comment 25 - Financial Information, page 37 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37 - We note your disclosure that your registration statement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act 1933 and Section 21E of the Securities Exchange Act of 1934. However, it does not appear that such provisions of the Securities Act or the Exchange Act apply to forward-looking statements made in your filing. For example, see Exchange Act Section 21E(a). Please revise.

Response:  Starboard has revised its “forward-looking statements” to eliminate references to the Securities Act of 1933 and Securities Exchange Act of 1934.  The revised disclosure is found on pages 41-42 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

 Comment 26 - Strategy, page 38 - You present the portion of your proved reserves attributed to each of your three core areas. Please expand this to disclose also the portions of your probable reserves and the portions of your possible reserves attributed to each core area.

Response:  Starboard has revised its disclosures to include the probable and possible portions of our reserves attributed to each core area.  The revised disclosure is on page 43 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 27 - Production Volumes, Sales Prices and Lifting Costs, page 39 - Instruction 5 to Item 1204 of Regulation S-K requires the disclosure of unit production cost net of production tax. In addition to your disclosure at page 43, please present unit production cost and unit production tax separately here.

Response:  Starboard has copied the present unit production cost and unit production tax table to page 44 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 28 – Results of Operations, page 41 – Please explain the meaning of “ARO” and “ARO Costs” that are referenced on page 41.

Response:  Starboard has revised “ARO” to “asset retirement obligations” in the table on  page 46 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
July 25, 2013

Comment 29 - Results of Operations, page 41 - We note your disclosure that net cash provided by financing activities increased in the quarter ended March 31, 2013 from $(3,633) for the quarter ended March 31, 2012. We further note your disclosure that this reflects borrowing on your credit facility in the first quarter of 2012. Please revise your filing to clarify your disclosure. In that regard, it appears that the increase in net cash provided by financing activities reflects borrowing in the first quarter 2013.

Response:  Starboard has revised the referenced disclosure to reflect borrowing in the first quarter of 2013.  The revised disclosure is on page 50 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 30 - Critical Accounting Policies and Estimates, page 46 - Unproved Reserves, page 48 - Given your disclosures of probable and possible reserves at page 50, explain your statement here “We are not including any disclosures pertaining to probable or possible reserves.”

Response:  Starboard has deleted the referenced sentence has been deleted in its First Amended Form 10 filed contemporaneously herewith.

Comment 31 - No Delayed Adoption of New or Revised Accounting Standards under the Jumpstart our Business Startups Act (JOBS ACT), page 48 - It appears from your disclosure at page 48 that you are electing to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b). If you are electing to opt out of such extended transition period, please include a statement that the election is irrevocable.

Response:  Starboard has revised the referenced disclosure to describe the irrevocability of the election.  The revised disclosure is on page 54 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 32 - Oil and Natural Gas Reserves, page 50 - Please provide a reconciliation of your PV-10 to the most directly comparable GAAP financial measure. In that regard, we note your supplemental oil and natural gas disclosures at page F-38.

Response: Starboard has revised the referenced reconciliation page 56 of its First Amended Form 10 filed contemporaneously herewith.

Comment 33 - Lease Expiration Summary, page 55 - It appears you have tabulated the portion of the standardized measure that is associated with expiring acreage in 2013 and 2014. Please clarify this by also disclosing the PUD volumes associated with these lease expirations.

Response:  Starboard has disclosed its PUD volumes associated with lease expirations in tables on page 62 of its First Amended Form 10 filed contemporaneously herewith.

Comment 34 - Lease Expiration Summary, page 55 - We note your disclosure that a portion of the proceeds “of this offering” will be used to fund operations on or extensions of the expiring leases. However, this registration statement does not relate to an offering. Please revise.

Response:  Starboard has revised its disclosure to eliminate the referenced language it its First Amended Form 10 filed contemporaneously herewith.

Comment 35 - Management’s Experience with Horizontal Drilling, page 55 - At page 55,  you state “Both our CEO, Michael Pawelek, and our Chief Operating Officer, Edward Shaw, have years of operational experience in directional drilling and operating wells in our target areas.” Please clarify this with the respective figures for each of your officer’s years of experience with directional drilling and with operating wells in your target areas.

Response:  Starboard has revised its disclosures regarding the officers’ years of experience with directional drilling and operating wells in Starboard’s target area.  The revised disclosure is on page 63 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
July 25, 2013

Comment 36 - Security Ownership of Certain Beneficial Owners and Management, page 56 - Please revise your tabular disclosure as of the most recent practicable date and to include Mr. Alfuth, your chief financial officer. Please refer to Item 403 of Regulation S-K.

Response:  Starboard has revised the referenced tabular disclosure to add Mr. Alfuth.  The revised disclosure is on page 63 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 37 - Security Ownership of Certain Beneficial Owners and Management, page 56, - Please ensure that you disclose beneficial ownership as determined in accordance with Rule 13d-3 of the Exchange Act. In that regard, a party has beneficial ownership over securities if it has or shares voting power or investment power over such shares. Your disclosure suggests that the voting or investment power of the shares held be Giddings Oil & Gas LP, Hunton Oil Partners LP and Asym Energy Fund III LP may be shared by Charles Henry, III, but this is not disclosed in the table. Please revise or advise. To the extent that beneficial ownership may be uncertain or is in dispute, please clarify this in the notes to your beneficial ownership table. In that regard, we note your disclosure at pages 6-8 regarding pending litigation.

Response:  Starboard has revised Charles S. Henry’s disclosure in the referenced tabular disclosure to reference the common stock shares held by Giddings Oil & Gas LP, Asym Energy Fund III, LP and Hunton Oil Partners LP for which limited partners in those partnerships claim that Mr. Henry has voting and investment authority.  The disclosure also notes the conflicting claims to possession of the voting and investment authority of the partnerships’ common stock shares in Starboard. The revised disclosure is found on pages 63-64 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 38 - Management and Directors, page 57 - Please disclose in this section that Mr. Liao is the chairman of your board of directors. We note your disclosure at page 67.

Response:  Starboard has revised the referenced tabular disclosure to add Mr. Liao’s role as Chairman.  The revised disclosure is on page 65 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 39 - Management and Directors, page 57 - Please revise the biographical sketches to clarify which occupations and employment were carried on during the past five years.

Response:  Starboard has revised the referenced biographical disclosure to add occupations and employment during the past five years.  The revised disclosure is on pages 65-66 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 40 - Management and Directors, page 57 - Please provide in this section disclosure regarding the bankruptcy filing of South Texas Oil Company, and the involvement of Messrs. Pawelek and Shaw as officers of such company. We note your related disclosure at page 72. In the alternative, please tell us why you do not believe that such disclosure is required. Please refer to Item 401(f) of Regulation S-K.

Response:  Starboard has revised the referenced biographical disclosure to add disclosures regarding the South Texas Oil Company Bankruptcy. The revised disclosure is on page 65 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 41 - Executive Compensation, page 59 - We note your reference to performance criteria established by the “Committee.” Please revise your disclosure to clarify the relevant board committee.

Response:  Starboard has revised the referenced disclosure to reference the Compensation Committee.  The revised disclosure is on page 68 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 42 - Executive Compensation, page 59 - We note your disclosure regarding grants of restricted stock received by certain of your executive officers under their employment agreements. Please tell us why such restricted stock is not reflected in your summary compensation table. Please refer to Item 402(n)(2)(v) of Regulation S-K. Similarly, please tell us why such restricted stock is not reflected in your outstanding equity awards at fiscal year-end table. Please refer to Item 402(p) of Regulation S-K.

Response:  Starboard has revised its table of outstanding equity and grants of Plan-based awards to include the referenced unvested common stock and noted that said grants were not made pursuant to any equity compensation plan.  The revised disclosure is on page 72-73 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
July 25, 2013

Comment 43 - Potential Payments Upon Termination or Change of Control, page 64 - We note that the expiration date for Mr. Pawelek, Mr. Shaw and Mr. Vo to receive any portion of net proceeds of a consummation of a merger, consolidation, reorganization, recapitalization or share exchange has passed. Accordingly, please revise your disclosure.

Response:  The referenced disclosure has been deleted due to the passage of the expiration date.  The revised disclosure is on page 73-74 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 44 - Related Party Transactions, page 67 – Please provide all the information required pursuant to Item 404 of Regulation S-K with respect to each related party transaction. In particular, please disclose:
•	The nature of Mr. William Liao’s affiliation with SOSventures LLC; and
•
The name of the related parties involved in the Securities Purchase and Exchange Agreement and the basis for such related party relationships, including the related person’s interest in the transaction.

Response:  Starboard has revised the related party transactions disclosure to add the referenced disclosures.  The revised disclosures are on pages 77-78 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 45 - Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters - Securities eligible for resale under SEC Rule 144, page 71 - Please provide us with analysis supporting your disclosure that 90 days after your Form 10 registration statement becomes effective, some of your common stock will be eligible for resale. Refer to Question 132.09 of the Securities Act Rule Compliance and Disclosure Interpretations, available on our website. In addition, please indicate the amount of common equity that may be sold pursuant to Rule 144. See Item 201(a)(2) of Regulation S-K.

Response:  Starboard has substantially revised its disclosures regarding securities eligible for resale under SEC Rule 144.  The revised disclosures are found on pages 82-83 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 46 - Recent Sales of Unregistered Securities, page 72 - We note your disclosure at page 75 that all of your previous issuances of securities have been exempt from registration under the Securities Act of 1933 pursuant to exemptions for the sale to accredited investors in non-public offerings pursuant to “SEC Registration D.” It appears that you intend to reference Regulation D, but we note that Starboard Resources LLC did not file a Form D in connection with the membership units issued in 2011. Please advise.

Response: Starboard has corrected the typo referencing Regulation D and added further disclosure as to exemptions from securities registration.  The revised disclosure is found on page 88 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 47 - Description of Registrant’s Securities to be Registered, page 75 - Please disclose the approval procedures pursuant to which you adopted both sets of your by-laws and the mechanism by which the post-effective by-laws will become effective upon an effective registration statement.

Response:  Starboard has disclosed the manner of bylaw adoption on pages 88-89 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Comment 48 - Description of Registrant’s Securities to be Registered, page 75 - We note your statement at page 76 “[e]xcept for the restrictions on transferability, the shares of the Company’s common stock carry no restrictions on transferability except for those restrictions under federal and state securities laws.” Please revise to clarify whether your common stock has any restrictions on transferability other than those under federal and state securities laws.

Response:  Starboard has revised the disclosure to make it clear that the referenced statement was describing the post-effective bylaws and the lack of transferability restrictions in the bylaws.  The revised disclosure is on page 89 of Starboard’s First Amended Form 10 filed contemporaneously herewith.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
July 25, 2013

Comment 49 – Financial Statements -  We note that the report by your independent auditor states they audited your consolidated statements of operations for the two-year period ended December 31, 2012. However, your consolidated statements of operations for the year ended December 31, 2012 are noted as unaudited. Please explain this discrepancy or revise.

Response:  Starboard Resources has removed the use of “unaudited” from the header for the third column on page F-4 of the financial statements in its First Amended Form 10 filed contemporaneously herewith.

Comment 50 - Notes to Consolidated Financial Statements- Reserve Quantity Information, page F-37 - Item 1203 of Regulation S-K requires the disclosure of material changes to your PUD reserves during the year as well as investments made in the conversion to proved developed status. Please amend your document to disclose PUD reserve changes during 2012 due to revisions, extensions/discoveries, acquisition/divestiture and improved recovery. Include the costs incurred in the conversion to proved developed.

Response:  Starboard has added a table showing PUD reserve changes during 2012 due to revisions, extensions/discoveries, acquisition/divestiture and improved recovery on page F-38 of the financial statements in its First Amended Form 10 filed contemporaneously herewith.

Comment 51 - Notes to Consolidated Financial Statements - Significant Changes in Reserves for the Year Ended December 31, 2012, page F-40 - FASB ASC Paragraph 932-235-50-5 requires the disclosure of the figures for each change in the net quantities of an entity’s proved reserves of oil and of gas during the year due to extensions/discoveries, acquisition/divestiture, improved recovery and revisions of previous estimates. You have disclosed changes in product prices but have omitted the effect on your proved reserves. Also you have omitted the reasons for the 2012 negative proved reserve revisions. Please amend your document to comply with FASB ASC 932.

Response:  Starboard has revised its disclosure on page F-41 of its financial statements to describe the effect of product prices on proved reserves and to state the reasons for the 2012 negative proved reserve revisions.  These revisions are on page F-41 of Starboard’s financial statements in its First Amended Form 10 filed contemporaneously herewith.

Comment 52 - Notes to Consolidated Financial Statements - Significant Changes in Reserves for the Year Ended December 31, 2012, page F-40 - It appears that the 10 MMBO increase due to extensions and discoveries disclosed here should be the 1.1 MMBOE figure presented at page F-37. Please amend your document to correct this figure. If the larger figure is valid, we will have additional comment.

Response:  Starboard has revised the second paragraph on page F-41 of its financial statements in its First Amended Form 10 filed contemporaneously herewith to present the revised number for extensions and discoveries.

Comment 53 - Exhibits - Please file a currently dated auditor’s consent with your next amendment revised to reflect the date of your auditor’s report included in the prospectus.

Response:  Starboard has attached a currently dated auditor consent as Exhibit 23.1 to its First Amended Form 10 filed contemporaneously herewith.

Comment 54 – Exhibits – Please file a third party report that complies with Regulation S-K, Item 1202(a)(8):

•	The purpose for which the report was prepared;
•	The date on which the report was completed;
•	The proportion of the registrant’s total reserves covered by the report;
•	A statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the reports; and
•	Discussion of primary economic assumptions, including average adjusted prices used to estimate reserves.

Also include the technical qualifications of the individual primarily responsible for the report per Item 1202(a)(7) of Regulation S-K. In addition, please file a currently dated consent from your third-party engineers.

Response:  Starboard’s First Amended Form 10 filed contemporaneously herewith includes Exhibits 99.4 and 99.5 which supplement Forrest Garb & Associates, Inc.’s reserve estimate reports as of January 1, 2012 and January 1, 2013.  These supplements contain the information responsive to Comment 54.  Further, Forrest Garb & Associates, Inc. has included a consent attached as Exhibit 23.2 to Starboard’s First Amended Form 10.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
July 25, 2013

ACKNOWLEDGMENT

Reference is made to the Form 10/A, as amended (the “Form 10/A”), filed concurrently herewith with the Securities and Exchange Commission (the “Commission”) by Starboard Resources, Inc.  Starboard Resources, Inc. acknowledges with respect to the Form 10/A that:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Pawelek
Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.